UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated 27 November 2014

Commission File Number: 001-31318

**GOLD FIELDS LIMITED**
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓      Form 40-F    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code:      ZAE000018123

**DEALING IN SECURITIES BY DIRECTOR**

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that the below-mentioned director, of Gold Fields Limited, has sold shares in the Company.

Details of the transactions are set out below:

| Name | RP Menell |
|---|---|
| Nature of transaction | On market sale of Gold Fields shares |
| Transaction Date | 26 November 2014 |
| Number of Shares | 12 000 |
| Class of Security | Ordinary shares |
| Price per Share | R48.90 |
| Total Value | R586,800 |
| Nature of interest | Direct and Beneficial |

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities have been obtained.

27 November 2014
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 27 November 2014

By:        /s/ Nicholas J. Holland

Name:    Nicholas J. Holland
Title:     Chief Executive Officer